MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

April 19, 2010

VIA EDGAR AND E-MAIL

Craig Ruckman

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

ruckmanc@sec.gov

Re:                             Protective Life Insurance Company

Protective Variable Annuity Separate Account

Post-Effective Amendment No. 12 to the

Registration Statement on Form N-4

File Nos. 333-115212 and 811-8108 (ProtectiveRewards II)

Post-Effective Amendment No. 11 to the

Registration Statement on Form N-4

File Nos. 333-116814 and 811-8108 (ProtectiveValues Access)

Dear Mr. Ruckman:

On February 26, 2010, Protective Life Insurance Company (the “Company”) and Protective Variable Annuity Separate Account (the “Separate Account”) filed the above-referenced post-effective amendments pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”).  On behalf of the Company and the Separate Account, we are responding to the comments on these filings that the Commission staff provided by telephone to Elisabeth Bentzinger on April 12, 2010.

The following paragraphs provide the Company’s response to each comment raised by the Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  I have enclosed pages from the Protective Rewards II prospectus marked to indicate the changes that we propose to make in response to the Staff’s comments.

1.              General

a.                                       Comment:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the contract or whether the Company will be primarily responsible for paying out on any guarantees associated with the contract.

Response: There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the ProtectiveValues Access or ProtectiveRewards II contract.  The Company will be primarily responsible for paying out on any guarantees associated with these contracts.

b.                                      Comment:  Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifier associated with the contract.

Response: The contract name on the front cover of each of the prospectuses for the ProtectiveRewards II and ProtectiveValues Access is and will continue to be the same as the EDGAR class identifier associated with each contract.

c.                                       Comment:  Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus.  See Release No. 33-8996 (January 8, 2009).

Response: The Company is not relying upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.  Accordingly, the Company will not be including a statement to that effect in the prospectus.

2.              Fee Table

a.                                       Comment:  Under the Owner Transaction Expenses, please clarify the use of the word “general” in Footnote 3 (relating to the SecurePay Medical Evaluation Fee).  In other words, because the disclosure states that Protective “generally” charges this fee, please explain whether the fee is ever waived or charged in circumstances other than those described therein.

Response:  Footnote 3 has been revised to clarify that the Company may also assess the fee under certain circumstances other than those described therein.

b.                                      Comment:  Please also clarify in Footnote 3 that the fee applies on a Covered Person basis.

Response:  Footnote 3 has been revised to clarify that the fee applies on a Covered Person basis.

3.              Example of Charges

a.                                       Comment:  Please provide expense examples that include the purchase of the SecurePay rider purchased on or after May 1, 2010 with the SecurePay R72 Benefit selected under the RightTime option.

Response:  The Company has revised the expense examples to include the purchase of the SecurePay rider purchased on or after May 1, 2010 with the SecurePay R72 Benefit selected under the RightTime option.

b.                                      Comment:  With respect to the second set of examples (i.e., for SecurePay riders issued before May 1, 2009), please remove references to the RightTime option as that option is not relevant (see fee table).

Response:  The Company has revised the set of expense examples relating to SecurePay riders issued before May 1, 2009 to remove references to the RightTime option.

4.              Summary

a.                                       Comment:  When describing the SecurePay rider in the Summary, please state that excess withdrawals may significantly reduce or eliminate the value of the benefit.

Response:  The Summary has been revised to indicate that excess withdrawals may significantly reduce or eliminate the value of the benefit.

b.                                      Comment:  Explain that once the SecurePay rider is elected, the owner will begin paying fees, and cannot terminate the rider for ten years following the rider effective date.

Response:   The Summary has been revised to state that once the SecurePay rider is elected, the owner will begin paying the rider fee, and that the owner cannot terminate the rider for ten years following the date the rider is issued.

5.              SecurePay Rider

a.                                       Comment:  Please state when the registrant may terminate the SecurePay rider due to a “Prohibited Allocation instruction.”

Response:  In the Allocation Guidelines and Restrictions discussion of the SecurePay rider, the Company states that if the owner instructs the Company to allocate purchase payments or contract value, or take withdrawals or partial surrenders, in a manner that is not consistent with the rider’s Allocation Guidelines and Restrictions, this will be a “Prohibited Allocation instruction” and the Company will terminate the rider.  The prospectus then sets forth specific instructions that are considered Prohibited Allocation instructions.  Accordingly, the Company respectfully submits that the prospectus already states when the Company may terminate the SecurePay rider due to a Prohibited Allocation instruction.

b.                                      Comment:  When discussing when to begin taking SecurePay Withdrawals, please indicate as an important consideration the fact that excess withdrawals may significantly reduce or eliminate the value of the SecurePay benefit.

Response:  The prospectus has been revised to state that excess withdrawals may significantly reduce or eliminate the value of the SecurePay benefit.

6.              SecurePay ME

a.                                       Comment:  In the first paragraph of the discussion on the SecurePay ME feature, the prospectus states that an owner may qualify for an increase in the Annual Withdrawal Amount (“AWA”) if he or she has certain medical conditions and has held the Contract for two years or more.  Please also indicate that the owner must reach the Benefit Election Date (i.e., the date the owner may begin taking SecurePay withdrawals) in order to qualify for an increase in the AWA.

Response:  The prospectus has been revised to state that the owner may qualify for an increase in the AWA at the time the Benefit Election Date is established, and may not later elect the SecurePay ME feature.

b.                                      Comment:  In the fourth paragraph of the discussion on the SecurePay ME feature, please consider moving the sentence beginning “From time to time…”, as this seems out of place when taking into account the sentences preceding and following this sentence.

Response:  The sentence beginning “From time to time…” in the fourth paragraph of the discussion on the SecurePay ME feature has been moved towards the end of the discussion.

c.                                       Comment:  In the fifth paragraph of the discussion on the SecurePay ME feature, clarify whether the range of possible Maximum Withdrawal Percentage increases (i.e. 0.25% to 2.00%) will apply to all applicants at any one time, or whether this range is applied based on the specific table rating assigned (e.g., all applicants with a 16% table rating will receive the same increase).

Response:  In the fifth paragraph of the discussion of the SecurePay ME feature, the second to last sentence to read: “The amount of any increase in the Maximum Withdrawal Percentage that we may make available will apply consistently to all similarly rated applicants. After the Benefit Election Date, the amount of your increase will not change.”

d.                                      Comment:  In the fourth paragraph under “How to Apply for an Increased AWA” in the SecurePay ME feature discussion, please indicate whether both spouses must undergo a medical evaluation to receive the increased AWA when applying for Joint Coverage.

Response. The prospectus has been revised to state that if Joint Coverage is sought, both spouses must undergo a medical evaluation to receive the increased AWA.

e.                                       Comment:  In the note following the fourth paragraph under “How to Apply for an Increased AWA” in the SecurePay ME feature discussion, state whether Joint Coverage under the SecurePay ME feature terminates upon the death of the older spouse, the younger spouse, or both spouses (i.e., does the increased AWA remain in place for a surviving spouse).

Response. The prospectus has been revised to state that the increased AWA will continue for the lives of both spouses.

*     *     *     *     *

In addition to the changes in response to your comments described above, we expect to make other, non-material changes to clarify certain disclosures in the prospectuses, as well as updating changes in our filings under 485(b) of the 1933 Act. If you have any questions or would like to discuss our revisions, please let me know.  The Company acknowledges that, with respect to the above-referenced filings:

•                                          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings;

•                                          the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filings; and

•                                          the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717 with any questions or comments concerning this response.  We greatly appreciate the staff’s efforts in assisting the Company with these filings.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

Attachment

cc:	Elisabeth Bentzinger, Esq.
Sutherland Asbill & Brennan

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time you buy the Contract, partially or fully surrender the Contract, or transfer amounts among the Sub-Accounts and/or the Guaranteed Account.

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments	None
Maximum Surrender Charge (as a % of amount surrendered)	7	%(1)
Transfer Fee	$25	(2)
SecurePay Medical Evaluation Fee	$300	(3)
Premium Tax	3.5	%(4)

(1)       The surrender charge declines over time. (See “Determining the Surrender Charge.”)

(2)       Protective Life currently does not charge this Transfer Fee, but reserves the right to do so in the future. (See “Charges and Deductions.”)

(3)       This charge is assessed for each Covered Person when there is Joint Coverage under the SecurePay ME feature. Currently, this charge is $150 for Single Coverage and $300 for Joint Coverage. Protective Life generally charges this fee if the Owner has purchased the SecurePay rider, undergoes medical underwriting and accepts an offer by Protective Life to increase the Annual Withdrawal Amount (“AWA”) as a result of its underwriting review. However, if an Owner requests an increase in the AWA under the SecurePay ME feature more than twice, Protective Life will deduct this charge whether or not it determines that the Owner qualifies for an increased AWA and whether or not the Owner begins taking SecurePay Withdrawals at the increased AWA. State variations may apply. See “SecurePay ME®: Increased AWA for Certain Medical Conditions, How to Apply for an Increased AWA” for more information.

(4)       Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization.

4

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in the Contract, including owner transaction expenses, the annual Contract maintenance fee, Variable Account Charges in effect as of December 1, 2008, the death benefit fee (assuming you elected the Maximum Anniversary Value Death Benefit with the CoverPay fee), and both maximum and minimum total Annual Fund Operating Expenses. The first example assumes that you purchased the SecurePay rider with the SecurePay R72 Benefit on or after May 1, 2010 under the RightTime® option at the maximum and current charges.The second example assumes that you purchased the SecurePay rider with the SecurePay R72 Benefit on or after May 1, 2009 under the RightTime® option at the maximum and current charges. The third example assumes that you purchased the SecurePay rider with the SecurePay R72 Benefit and the SecurePay GMAB before May 1, 2009 at the maximum and current charges. The fourth example assumes that you have not purchased the SecurePay rider. Please note that while election of the Maximum Anniversary Value Death Benefit with the CoverPay fee is assumed in the following examples, under certain circumstances, the ValuPay fee for the Maximum Anniversary Value Death Benefit (and for Contracts issued before December 1, 2008, the Return of Purchase Payments Death Benefit) may be more expensive, depending on the oldest Owner’s age and the Net Amount at Risk. The examples do not include a persistency reward of 0.25% of Contract Value that we add to the Contract Value on each Contract Anniversary beginning with the eighth Contract Anniversary and continuing until the Annuity Commencement Date for contracts purchased before May 1, 2010, (If you purchased your Contract prior to November 1, 2007 and your initial Purchase Payment was $250,000 or more, the persistency reward will begin with the first Contract Anniversary.) The examples assume that all Contract Value is allocated to the Variable Account. The examples do not reflect transfer fees or premium taxes, which may range up to 3.5% depending on the jurisdiction.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each year.

If you purchased the SecurePay rider on or after May 1, 2010:

(1)          If you surrender the Contract at the end of the applicable time period:

(a)          With SecurePay rider with the SecurePay R72 Benefit selected under RightTime® option (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,165	2,175	3,139	5,874
Minimum Fund Expenses	1,005	1,702	2,359	4,379

(b)         With SecurePay rider with the SecurePay R72 Benefit selected under RightTime® option (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,114	2,014	2,856	5,219
Minimum Fund Expenses	953	1,537	2,063	3,666

(2)          If you annuitized* or remain invested in the Contract at the end of the applicable time period:

(a)          With SecurePay rider with the SecurePay R72 Benefit selected under RightTime® option (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	538	1,645	2,793	5,874
Minimum Fund Expenses	367	1,143	1,979	4,379

(b)         With SecurePay rider with the SecurePay R72 Benefit selected under RightTime® option (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	484	1,474	2,498	5,219
Minimum Fund Expenses	312	968	1,671	3,666

If you purchased the SecurePay rider on or after May 1, 2009 and before May 1, 2010:

(1)          If you surrender the Contract at the end of the applicable time period:

(a)          With SecurePay rider with the SecurePay R72 Benefit selected under RightTime® option (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,165	2,175	3,139	5,874
Minimum Fund Expenses	1,005	1,702	2,359	4,379

(b)         With SecurePay rider with the SecurePay R72 Benefit selected under RightTime® option (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,109	1,999	2,830	5,160
Minimum Fund Expenses	949	1,522	2,036	3,601

(2)          If you annuitized* or remain invested in the Contract at the end of the applicable time period:

(a)          With SecurePay rider with the SecurePay R72 Benefit selected under RightTime® option (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	538	1,645	2,793	5,874
Minimum Fund Expenses	367	1,143	1,979	4,379

(b)         With SecurePay rider with the SecurePay R72 Benefit selected under RightTime® option (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	479	1,459	2,471	5,160
Minimum Fund Expenses	307	952	1,643	3,601

If you purchased the SecurePay rider before May 1, 2009:

(1)          If you surrender the contract at the end of the applicable time period:

(a)          With SecurePay rider with the SecurePay R72 Benefit and the SecurePay GMAB (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,193	2,261	3,292	6,227
Minimum Fund Expenses	1,033	1,791	2,518	4,763

(b)         With SecurePay rider with the SecurePay R72 Benefit and the SecurePay GMAB (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,123	2,043	2,907	5,337
Minimum Fund Expenses	963	1,567	2,116	3,794

(2)          If you annuitized* or remain invested in the Contract at the end of the applicable time period:

(a)          With SecurePay rider with the SecurePay R72 Benefit and the SecurePay GMAB (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	568	1,737	2,953	6,227
Minimum Fund Expenses	397	1,237	2,145	4,763

(b)         With SecurePay rider with the SecurePay R72 Benefit and the SecurePay GMAB (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	493	1,505	2,551	5,337
Minimum Fund Expenses	322	999	1,726	3,794

If you have not purchased the SecurePay rider:

(1)          If you surrender the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,017	1,710	2,319	3,979
Minimum Fund Expenses	855	1,225	1,503	2,316

(2)          If you annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	380	1,151	1,938	3,979
Minimum Fund Expenses	207	636	1,087	2,316

If your Contract was purchased before May 1, 2005, the following example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The example shows the costs of investing in the Contract, including owner transaction expenses, the annual contract maintenance fee, the death benefit fee (assuming you elected the Annual Ratchet Value Death Benefit (now called the Maximum Anniversary Value Death Benefit) and the asset-based fee), Variable Account charges, and both maximum and minimum total annual Fund operating expenses. The example includes a persistency reward that we add to the Contract Value on each Contract Anniversary beginning with the eighth Contract Anniversary and continuing until the Annuity Commencement Date. On the eighth Contract Anniversary we add 2.0% of Variable Account value; on the 9th and 10th Contract Anniversaries, we add 0.20% of Variable Account value. The example assumes that all Contract Value is allocated to the Variable Account in each of those years. The example does not reflect transfer fees or premium taxes, which may range up to 3.5% depending on the jurisdiction.

The example assumes that you invest $10,000 in the Contract for the periods indicated. The example also assumes that your investment has a 5% return each year.

(1)          If you surrender the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expenses	1,031	1,750	2,387	4,112
Minimum Fund Expenses	869	1,268	1,576	2,474

What is the SecurePay rider?

The SecurePay rider guarantees the right to make withdrawals based upon the value of a guaranteed lifetime withdrawal benefit base that may increase on your Contract Anniversary if your Contract Value has increased, but will remain fixed if the Contract Value has declined due to poor market performance. These withdrawals may be made over the lifetime of persons designated under the rider, provided the rider’s requirements are satisfied. Withdrawals may begin after the person(s) designated under the rider reaches age 59 1/2. Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will reduce the Benefit Base and corresponding AWA. Under the rider, your options for allocating Purchase Payments and Contract Value will be restricted, as you must make all allocations in accordance with the rider’s Allocation Guidelines and Restrictions. The required allocations under these guidelines may not be consistent with an aggressive investment strategy. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the SecurePay rider are probably not appropriate for you.

We also offer an additional SecurePay feature that may be selected with the purchase of the SecurePay rider. The SecurePay R72 Benefit provides for potential increases in the guaranteed lifetime withdrawal benefit base of up to 7.2% each Contract Anniversary during a specified period, even if your Contract Value has not increased. We charge an additional fee if you select the SecurePay rider, and this fee is increased if you select the SecurePay R72 Benefit. If you elect the SecurePay rider, you will begin paying this fee as of the date the SecurePay rider is issued. You may not cancel the SecurePay rider for the first ten years following the date of its issue. (See “Guaranteed Lifetime Withdrawal Benefit (“SecurePay”) With RightTime® Option.”)

Effective May 1, 2009, the SecurePay Guaranteed Minimum Accumulation Benefit (GMAB) is no longer available for purchase with the SecurePay rider, even if you purchased your Contract prior to May 1, 2009 and you purchase the rider on or after May 1, 2009 by exercising the RightTime® option. For information on the SecurePay GMAB, please see Appendix F: The SecurePay GMAB (Not Available On or After May 1, 2009).

What Annuity Options are available?

Currently, we apply the Annuity Value to an Annuity Option on the Annuity Commencement Date, unless you choose to receive the surrender value in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See “Annuity Payments”.)

•                  Selecting the SecurePay R72 Benefit may impact your decision of when to establish your Benefit Election Date. For more information, see “SecurePay R72 Benefit” below.

Please consult your sales representative regarding the appropriate time for you to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

Important Considerations

•                  All withdrawals, including SecurePay Withdrawals, reduce your Contract Value and death benefit. Surrender Charges and federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner reaches age 59 1/2. See “Charges and Deductions, Surrender Charge” and “TAXATION OF ANNUITIES IN GENERAL, Taxation of Partial and Full Surrenders.”

•                  All withdrawals, including SecurePay Withdrawals, count towards the penalty-free withdrawal amount under the Contract. However, we do not assess the Surrender Charge on SecurePay Withdrawals, even when Surrender Charges would apply if the withdrawal was not a SecurePay Withdrawal. We do impose a Surrender Charge on Excess Withdrawals. See “Charges and Deductions, Surrender Charge” and “Taxation of Partial and Full Surrenders.”

The SecurePay rider is designed for you to take SecurePay Withdrawals each Contract Year. SecurePay Withdrawals are aggregate withdrawals during any Contract Year on or after the Benefit Election Date that do not exceed the Annual Withdrawal Amount. Aggregate withdrawals during any Contract Year on or after the Benefit Election Date that exceed the Annual Withdrawal Amount are “Excess Withdrawals.” You should not purchase the SecurePay rider if you intend to take Excess Withdrawals.

•                  Excess Withdrawals could reduce your Benefit Base by substantially more than the actual amount of the withdrawal (described below).

•                  Excess Withdrawals may result in a significantly lower AWA in the future.

•                  Excess Withdrawals may significantly reduce or eliminate the value of the SecurePay benefit.

Determining the Amount of Your SecurePay Withdrawals

The AWA is the maximum amount of SecurePay Withdrawals permitted each Contract Year. We determine your initial AWA as of the end of the Valuation Period during which we receive your completed SecurePay Benefit Election form at our administrative office in good order by multiplying your Benefit Base on that date by the “Maximum Withdrawal Percentage.”

(1)          Maximum Withdrawal Percentage for SecurePay Riders Purchased On or After May 1, 2010:

(a)          If you do not select the SecurePay R72 Benefit, then where there is a single Covered Person, the Maximum Withdrawal Percentage under the SecurePay rider is 5.0% and where two spouses are Covered Persons, the Maximum Withdrawal Percentage is 4.5%.

(b)         If you select the SecurePay R72 Benefit, then we will apply a Maximum Withdrawal Percentage based on the age bands set forth in the following chart:

	Maximum Withdrawal Percentage
Age of (Younger) Covered Person(s) on Benefit Election Date	One Covered Person	Two Covered Spouses
59 1/2 through 64	4.5%	4.0%
65 through 74	5.0%	4.5%
75 and older	6.0%	5.5%

SecurePay ME®: Increased AWA for Certain Medical Conditions

If you have certain medical conditions, and you have held your Contract for two years or more, you may qualify for an increase in your AWA at the time you establish your Benefit Election Date. You may not apply for an increased AWA after the Benefit Election Date.

Note: The two-year waiting period for the SecurePay ME® benefit begins on the Contract’s Effective Date (not necessarily when you select the SecurePay rider). A new waiting period begins if ownership of the Contract changes.

At present, the maximum age at which you may apply for a medical evaluation of your benefit under the SecurePay rider and request the SecurePay ME benefit is age 75. We reserve the right to change this maximum age, so that in the future the maximum age for medical evaluation may increase or decrease. We determine the maximum age based on a variety of factors including current life expectancies, developments in medical treatment and technology, and the costs to us of providing the SecurePay ME benefit, as well as the costs of the various death benefits we make available under the Contract.

After receiving your application for the SecurePay ME benefit, we will determine, in our sole discretion, whether a medical condition will qualify for an increased benefit under the SecurePay ME benefit and, if so, the amount of the increase. In general, in order to qualify for an increased AWA, the medical condition must be one which significantly reduces life expectancy. Our evaluation of life expectancy will be based on a review of the medical records made available to us and our assessment of the specific characteristics and severity of an impairment or impairments, including, but not limited to, our judgment as to your individual medical condition and the likelihood of improved medical treatment for that condition. Based upon this evaluation, we will assign a life expectancy or “table” rating in accordance with the guidance provided in standard industry underwriting manuals and written company guidelines specific to assessing longevity in the context of annuity payments, rather than life insurance underwriting. The table rating will correspond to an estimated decrease in life expectancy compared to other persons of the same age and gender without significant medical impairments. Because of their complexity or severity, or both, certain impairments or combinations of impairments will require the expertise and knowledge of our Medical Director, who will assist us in determining the appropriate life expectancy table rating. As part of this process, the Medical Director will review the medical records in light of our underwriting manual/guidelines and pertinent medical literature.

After a table rating has been assigned, it will be used to determine whether, and the extent to which, we will increase the AWA. Table ratings currently range from 1 to 16. The higher the table rating, the greater the estimated decrease in longevity. In order to qualify for an increased AWA, the estimated decrease in longevity currently must be greater than or equal to 25%. The table rating required to hit this threshold will vary depending on your age and sex. We also will take into account our experience and expectations regarding the mortality of the entire pool of Covered Persons under all SecurePay riders, as well as the investment performance of the required allocations under the rider’s Allocation Guidelines and Restrictions and our expectations regarding the securities markets in general. The factors upon which we base our decision, the weight we give to each factor and the table rating requirements may change periodically. From time to time, we will publish examples of conditions that would typically qualify for an increase in your AWA.

If we determine that an increase in your AWA is warranted, the Maximum Withdrawal Percentage that you receive will be from 0.25% to 2.00% higher than you would otherwise receive. The amount of any increase in the Maximum Withdrawal Percentage that we may make available will apply consistently to all similarly rated applicants. After the Benefit Election Date, the amount of your increase will not change. An increase in your AWA will not affect the amount of the SecurePay fee, although we may charge a processing fee to establish the SecurePay ME benefit, as described below.

Note: The SecurePay ME® benefit may not be available in all states. We reserve the right to discontinue this benefit at any time.

How to Apply for an Increased AWA

You may ask for a determination as to whether you (or in the case of Joint Life Coverage, you and/or your spouse) qualify for an increased AWA because of certain serious medical conditions if you have held your contract for two or more years and if you (or the younger of you and your spouse) are at least 59 1/2 years old.

If you believe you may qualify for an increased AWA, you should provide Written Notice to us in order to begin the process. Among other things, you must complete a SecurePay ME® questionnaire and authorize us to obtain copies of your medical records and a statement from your attending physician as well as certain other personal information.

If we determine that you do not qualify for the increased AWA, you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

Note: You may not apply for an increased AWA after the Benefit Election Date.

In the case of a Contract with two Owners who are spouses, a request may be made for a determination regarding an increased AWA for Single Coverage for the older of the spouses or for Joint Coverage for both spouses. If you request Joint Coverage, we will require a medical evaluation of both spouses and we will advise you of our determination with respect to Single and Joint Coverage. Although the base AWA available under the SecurePay rider for Joint Coverage with the SecurePay R72 Benefit is based upon the younger of the two spouses, the determination as to the amount of the increase available for Joint Coverage, if any, will be the smaller increase attributable to each Covered Person. The increased AWA will continue for the lives of both spouses.

Note: Although Single Coverage may provide a higher AWA than Joint Coverage, you should consider that Single Coverage terminates upon the death of the Covered Person following the Benefit Election Date.

We will assess a charge for evaluating your request for an increased AWA only if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay Withdrawals at the increased AWA.

The current fee is $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form.

Electing to Begin Your SecurePay Withdrawals after a Determination that You are Eligible for an Increased AWA

We must receive your Benefit Election Form at our administrative office within 6 months after the date we notify you that you are eligible for the increased AWA. If we do not receive this form within this time period, we will not increase your AWA, but you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

SecurePay NHSM: Increased AWA Because of Confinement in Nursing Home (For contracts issued on or after May 1, 2008)

If you are confined to a nursing home, you may be eligible for an increased Annual Withdrawal Amount (“AWA”) with our SecurePay NHSM (Nursing Home Enhancement) feature. This feature is included at no additional charge with the SecurePay rider.

The SecurePay NH benefit may not be available in all states and we may further limit its availability.

What is the SecurePay NH benefit? If you qualify for the SecurePay NH benefit during a contract year, we will double the AWA to which you are currently entitled for that year, not to exceed 10% of your Benefit Base.

Eligibility for the SecurePay NH Benefits. To qualify for the increased AWA under the SecurePay NH benefit, the Covered Person must:

1.               have established the Benefit Election Date or establish the Benefit Election Date when he or she applies for the SecurePay NH benefit;

If you purchased a SecurePay rider before May 1, 2009 and you purchased the SecurePay GMAB, you also will not be permitted to “step-up” the GMAB Guaranteed Amount or repurchase the SecurePay GMAB following its termination if you elect not to pay the increase in your SecurePay Fee. You will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional “step-ups” of the GMAB Guaranteed Amounts or repurchase the SecurePay GMAB following its termination. See Appendix F: SecurePay GMAB (Not Available On or After May 1, 2009).

SecurePay Medical Evaluation Fee. Under the SecurePay rider, we will assess a charge for evaluating your request for an increased Annual Withdrawal Amount (“AWA”) if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay Withdrawals at the increased AWA. The current fee is $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form. It is possible that this fee (or some portion thereof) could be treated for federal tax purposes as a partial surrender from the Contract. (See “Federal Tax Matters.”)

Transfer Fee

Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Allocation Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Contract Maintenance Fee

Prior to the Annuity Commencement Date, we deduct a contract maintenance fee of $35 from the Contract Value on each Contract Anniversary, and on any day that you surrender the Contract other than the Contract Anniversary. We will deduct the contract maintenance fee from the Allocation Options in the same proportion as their values are to the Contract Value. We will waive the contract maintenance fee in the event the Contract Value or the aggregate Purchase Payments reduced by surrenders and associated surrender charges equals or exceeds $50,000 on the date we are to deduct the contract maintenance fee.

Fund Expenses

The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund’s assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

Premium Taxes

Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization.

Other Taxes

Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.